Exhibit 99.1

Ballard Power Systems Inc. News Release

Ballard Power Systems Announces 2004 Financial Results, Corporate Achievements and 2005 Outlook.

For Immediate Release – February 16, 2005

Vancouver, Canada - Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) today reported corporate achievements and financial results for the fourth quarter and year ending December 31, 2004.  All amounts are in U.S. dollars unless otherwise noted.

Financial Results

Ballard’s revenue in the fourth quarter and fiscal year ending December 31, 2004 was $20.5 million and $81.4 million respectively, compared to $29.2 million and $119.6 million for the same periods in 2003. Net loss for the quarter and fiscal year ending December 31, 2004 was $55.1 million ($0.46 per share) and $175.4 million ($1.48 per share) compared to a loss of $37.2 million ($0.31 per share) and $125.1 million ($1.07 per share) for the same periods in 2003.

The higher loss for the fourth quarter of 2004 primarily results from a $10.7 million ($0.09 per share) increase in loss on disposal and write-down of long-lived assets, a $3.4 million ($0.03 per share) year-over-year negative change in foreign exchange and a $2.9 million ($0.02 per share) decline in engineering, service and other revenue.  Excluding loss on disposal and write-down of long-lived assets and foreign exchange impacts, Ballard’s net loss for the quarter would have been $38.4 million or $(0.32) per common share compared to $34.7 million or $(0.29) per common share for the same period in 2003.

“During the fourth quarter of 2004, we undertook a comprehensive review of our product portfolio and the markets in which we participate. As a result of this review, we determined that the carrying value of some of the intellectual property related to our Ecostar™ power converter products was not supported by management’s estimates of discounted cash flows related to these products and accordingly have written down intellectual property by $13.2 million,” said David Smith, Ballard’s Chief Financial Officer.  “We also recorded provisions against inventory and capital assets related to our Nexa® and Nexa® RM products of $3.6 million to reflect our revised estimates of sales for these products”.

The loss for the year ended December 31, 2004 included a $23.1 million ($0.19 per share) write-down on the pending sale of Ballard’s subsidiary, Ballard Power Systems AG (“BPSAG”), to DaimlerChrysler AG (“DaimlerChrysler”) and Ford Motor Company (“Ford”) previously announced in July 2004, a $21.3 million ($0.18 per share) year-over-year negative change in foreign exchange and an increased loss of $4.4 million ($0.04 per share) on disposal and write-down of long-lived assets. Excluding the impact of these items, Ballard’s net loss for 2004 would have been $132.6 million or $1.12 per share compared to $131.0 million or $1.12 per share in 2003, as reduced operating expenses and higher gross margins were offset by lower engineering service and other revenues.  Cash used by operations and capital expenditures for the year ended December 31, 2004 was $85.3 million, compared to $39.9 million (excluding business integration and restructuring expenditures) in 2003. This is primarily due to a $25.9 million decline in engineering service revenue and strong foreign exchange gains of $19.2 million in 2003 compared to a foreign exchange loss of $2.1 million in 2004.

“Our 2004 results were impacted by several special charges that were taken related to decisions we have made to further focus on our core business – fuel cell stack design, development and manufacturing,” said Dennis Campbell, Ballard’s President and Chief Executive Officer.  “Excluding these special charges and foreign exchange impacts, our net loss was comparable year over year.”

SELECTED CONSOLIDATED FINANCIAL INFORMATION

(Expressed in thousands of U.S. dollars except for per share amounts)

	Three months ended December 31,		Year ended December 31,
	2004	2003	2004	2003
Product revenue	$16,335	$22,035	$67,575	$79,828
Engineering service and other revenue	4,199	7,118	13,798	39,738
Total revenues	20,534	29,153	81,373	119,566
Cost of product revenues	17,375	19,781	59,594	76,063
Research and product development	26,560	25,315	91,737	103,863
General and administrative	4,481	4,759	15,671	17,711
Marketing	2,258	2,101	10,028	9,454
Depreciation and amortization	8,796	11,661	40,094	46,408
Loss before undernoted	(38,936)	(34,464)	(135,751)	(133,933)
Investment and other income	1,003	5,400	3,670	29,191
Loss on disposal and write-down of long-lived assets	(16,271)	(5,571)	(17,678)	(13,274)
Write-down of assets held for sale	—	—	(23,051)	—
Equity in loss of associated companies	(672)	(640)	(2,175)	(2,067)
Minority interest	—	—	—	4,578
Business integration and restructuring costs	—	(1,710)	—	(8,838)
Income taxes	(232)	(227)	(422)	(749)
Net loss	$(55,108)	$(37,212)	$(175,407)	$(125,092)
Basic and diluted loss per share	$(0.46)	$(0.31)	$(1.48)	$(1.07)
Weighted average number of common shares outstanding	118,694,184	118,185,642	118,461,114	117,438,962

Cash used by operations	$14,359	$1,853	$78,257	$34,200
Capital expenditures	3,535	2,911	7,087	5,714
Total cash consumption (1)	$17,894	$4,764	$85,344	$39,914

Total assets	$659,171	$834,835	$659,171	$834,835

(1) Excludes business integration and restructuring expenditures in 2003.

Ballard has filed its financial statements and MD&A with the appropriate Canadian and U.S. securities regulators.  These documents are available at http://www.sedar.com/ and http://www.sec.gov/edgar.shtml.  They are also available on the company’s website at http://www.ballard.com.

Vehicular Alliance Negotiations

On July 8, 2004, we entered into a non-binding Memorandum of Understanding (“MOU”) with our Alliance partners, DaimlerChrysler and Ford, under which it is proposed that DaimlerChrysler and Ford will acquire Ballard’s 50.1% interest in BPSAG.  In exchange, DaimlerChrysler and Ford will return to Ballard nine million of its common shares that they currently own.  These shares will then be cancelled.  In addition, the existing forward sale agreement, related to the purchase by Ballard of the remaining 49.9% interest of BPSAG from DaimlerChrysler in exchange for the issuance of 7.6 million shares of Ballard to DaimlerChrysler, will be effectively cancelled, resulting in 100% ownership of BPSAG by DaimlerChrysler and Ford.  As the terms of the existing forward sale agreement required the purchase by Ballard of the remaining 49.9% interest in BPSAG to be completed by November 15, 2004, the agreement was extended to February 28, 2005, and it is expected it will continue to be extended until BPSAG is sold.

Negotiations to complete the transactions contemplated by the MOU have taken longer than initially expected due to the complexity of the transactions and a number of issues related to the restructuring.  While the MOU has expired, the parties are continuing to negotiate the detailed terms and conditions of the transaction in a manner generally consistent with the MOU, with the exception that the scope of the transaction may also include a reallocation of the responsibility for the development of electric drives for internal combustion engine/battery hybrid vehicles (“hybrid vehicles”).  Currently, Ballard has a first right of offer to supply Ford with electric drives for their hybrid vehicles, and Ford may not compete with Ballard in the research, development, commercialization, manufacture, marketing, sale and service of electric drives for hybrid vehicles.  Ford has proposed that the terms of the Vehicular Alliance (“the Alliance”) regarding electric drives for hybrid vehicles be removed, in exchange for consideration which is currently being negotiated.

Ballard expects to close the transaction by June 30, 2005, subject to further approvals by Ballard’s board of directors and shareholders and any required approvals of regulatory agencies in Canada, the United States and Germany.

2004 Corporate Achievements

“In 2004, Ballard achieved important milestones in the development of fuel cell technology,” said Mr. Campbell. “We simultaneously demonstrated three elements critical to fuel cell commercialization: freeze start capability, long life and lower cost through decreased platinum usage.  We believe we are the first fuel cell developer to demonstrate these key technology achievements in a single fuel cell stack design.  We also continued to lead the industry in on-road experience with fuel cell vehicle fleet demonstrations.  Ballard-powered fuel cell cars and buses accumulated more than 925,000 kilometers in 2004.  In addition to guiding the development of our next generation fuel cell technology, this experience is instrumental in developing public understanding, support and demand for fuel cell vehicles.  In April, we plan to roll out our technology roadmap, which will highlight key technology milestones we intend to meet on the path to developing commercially viable automotive fuel cell stack technology by 2010.”

Ballard achieved or partially achieved seven of its eight corporate goals for 2004.

1. Demonstrate next generation fuel cell stack technology that combines freeze start capability with industry leading durability and low precious metal catalyst loading, without compromise to performance, power density or quality.  Achieved. Ballard demonstrated its achievements on a 10-cell demonstration fuel cell stack, reducing the amount of platinum required by 30%, without impacting durability or power output.  Fifty consecutive freeze starts from -20° C were also performed.  The stack was subjected to rigorous testing to simulate real-world driving conditions, including starts, stops, rapid acceleration and deceleration, and achieved more than 2,000 hours of durability.

2. Achieve over one million kilometers of on-road fuel cell vehicle experience in 2004.  Partially achieved.  Ballard-powered buses, cars and vans accumulated more than 925,000 kilometers of on-road experience in 2004.  The data accumulated from this on-road experience is guiding the development of Ballard’s next generation technology.

3. Extend Ballard’s fuel cell manufacturing leadership in the areas of process capability, productivity and capacity.  Achieved. Ballard completed its process control and capability improvements of its Mk902 unit cell processes in 2005. This resulted in achieving Six Sigma Product Part Approval Process and TS16949 certification. At the same time Ballard further reduced its stack labor costs by 41% through increased manufacturing yields.  Resulting Mk902 unit cells are world-leading in terms of reproducibility and predictability in customer quality, as expressed by a leading automotive company.

4. Successfully commission the Nexa® RM Series with at least 15 end-use customers.  Not achieved.  Ballard decided to limit the extent of its Nexa® RM Series field trial program based on a detailed review of the market, which indicated limited opportunities at the current price points.  Ballard’s most effective path to large volume North American markets for stationary and portable fuel cell power generation is to leverage its low cost automotive stack technology over the medium and long term.  In the near term, Ballard will continue to work with OEMs and systems integrators to address niche applications and conduct a small number of field trials to develop applications experience and market understanding.

5. Commence commercial sales of 30 kW and 75 kW Ecostar™ Power Converters for the photovoltaic market.  Achieved. Ballard introduced its 75 kW Ecostar™ power converter in April 2004, followed by the launch of its 30kW Ecostar™ power converter in July.  Over the course of the year, 32 units were sold and 43 units were booked for a total of 75 units slated for installation with 14 customers across North America.

6. Support limited commercial launch of the 1 kW combined heat and power stationary fuel cell generator in Japan.  Achieved.  Ballard began shipping fuel cell stacks in November for installation and commissioning by EBARA BALLARD Corporation (“EBARA BALLARD”) in support of the Tokyo Gas limited commercial launch, which will include the installation of systems at the Prime Minister’s official residence in 2005.  In addition, EBARA BALLARD continued to provide natural gas-fuelled systems to Osaka Gas and Toho Gas as well as kerosene-fuelled systems to Nippon Oil Corporation for field trial testing in support of their commercialization plans.

7. Optimize the structure of our Alliance with DaimlerChrysler and Ford to allow greater operational and financial flexibility and to accelerate technology development.  Partially achieved. In July, Ballard entered into a MOU with DaimlerChrysler and Ford that further defines the roles and responsibilities of the Alliance and establishes program funding to ensure the Alliance continues to build on its leadership.  The MOU has expired, however, the parties continue to negotiate definitive agreements and Ballard expects the transaction to close by June 30, 2005.

8. Secure a strategic relationship with a non-Alliance automotive customer. Partially achieved.  Ballard has made significant progress in establishing strategic relationships and is in various stages of discussions with several automotive customers. In 2004, Ballard received a $3.6 million follow-on order from a major non-Alliance automotive manufacturer. As part of its agreement with Ballard, the automaker evaluated the performance and capabilities of Ballard’s current and advanced fuel cell technologies and was pleased with the results.  Discussions with respect to a follow-on phase in the relationship are continuing.

2005 Goals and Outlook

In 2005 and beyond, Ballard will focus on markets that are characterized by large volume potential, strong driving forces for fuel cell adoption and government funding and regulatory support.  Ballard believes these characteristics are most prevalent in the global transportation and Japanese residential fuel cell generator markets.

Ballard believes this strategy offers shareholders the greatest value by positioning the company to compete effectively in the largest and most attractive fuel cell markets and by extending its cash reserves.  Reflecting this focus, Ballard has established the following goals for 2005:

Achieve technology development milestones:

•                  Demonstrate next generation automotive fuel cell stack technology that meets -25° C freeze start, costs less than $85/kW when manufactured in high volumes and achieves at least 2,000 hours of lifetime.

•                  Demonstrate next generation automotive fuel cell electric drive technology.

•                  Introduce next generation 1 kW combined heat and power fuel cell stack technology.

Extend leadership in cumulative on-road operational experience:

•                  Achieve more than 2,000,000 kilometers of cumulative on-road operational experience by Ballard-powered vehicles.

Enhance strategic relationships:

•                  Secure a new strategic relationship with at least one non-Alliance automotive fuel cell customer.

Develop the power generation market:

•                  Capture market share leadership of the Japanese 1 kW combined heat and power fuel cell generator market.

Enhance world class manufacturing capability:

•                                          Implement Six Sigma tools and methodologies in fuel cell manufacturing.

Extend financial sustainability:

•                  Achieve cash consumption target of between $85 million and $100 million, defined as cash requirements from operations and capital expenditures.

Ballard expects that the sale of BPSAG will be completed by June 30, 2005.  Consequently, Ballard’s 2005 financial results will only include up to six months of revenues from BPSAG compared to a full year of BPSAG revenues in 2004.  As a result, Ballard expects revenues for 2005 to decline compared to 2004.

Other contributing factors to the reduction in revenues for 2005 are lower heavy-duty fuel cell bus engine revenue and lower product deliveries of the current generation light-duty fuel cell engines due to the completion of shipments for the U.S. Department of Energy fuel cell vehicle demonstration program.  Engineering service revenue for the next generation light-duty fuel cell and electric drive programs is expected to be flat to slightly higher in 2005 relative to 2004, and will occur primarily in the second half of 2005.

Power Generation revenue for 2005 is expected to be comparable to 2004, as increased revenues from the sale of Ballard’s 1 kW combined heat and power stationary fuel cell generator will be offset by lower sales of Nexa® and Nexa® RM products.  Material Product revenues are expected to be comparable to 2004.

Ballard expects that cash requirements from operations and capital expenditures during 2005 to be between $85 million and $100 million, assuming the sale of BPSAG is completed by June 30, 2005 and that no significant changes in foreign exchange rates occur.  The primary reason for the potential increase in cash requirements is the delayed closing of the sale of BPSAG into 2005.  Cash requirements for BPSAG for the first half of 2005 are expected to be between $20 million and $25 million, however, as contemplated by the MOU, the impact on our cash position will be offset at closing through a purchase price adjustment, which would be shown as a cash inflow from investing activities on the Statement of Cash Flows.

The potential increase in cash consumption in 2005 also reflects higher research and development expenditures for Ballard’s next generation product and technology programs, and changes in working capital requirements related to higher warranty expenditures for field trials and increased receivables related to the timing of engineering service revenue late in 2005.

Conference Call Details

Ballard will hold a conference call at 7:00 a.m. PST (10:00 a.m. EST) Thursday, February 17, 2005 to discuss details regarding the company’s 2004 performance and forward-looking information. Access to the call may be obtained by calling the operator at 416.640.4127 before the scheduled start time. A playback version of the call will be available for 24 hours after the call at 416.640.1917. The confirmation number to access the playback is 21105361#. The audio web cast can be accessed on Ballard’s web site at www.ballard.com and will be archived for replay for two weeks.

About Ballard Power Systems

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane fuel cells.  Ballard’s mission is to develop fuel cell power as a practical alternative to internal combustion engines through technology leadership.  To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements that are based on the belief of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  When used in this release, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect,” “plan,” “predict,” “may,” “should,” “will,” the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements.  Such statements reflect the current view of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

Dennis Campbell will be available to comment on Ballard’s 2004 corporate achievements and financial results from 12:30 p.m. PST, Thursday, February 17, 2005.  To arrange an interview, or for further information, please contact Rebecca Young at 604-454-0900.

Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.  The names of actual companies and products mentioned herein may be the trademarks of their respective owners.